Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

P.E.
4-30-02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2002

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(translation of registrant's name into English)

Shell Centre, London SE1

(address of principal executive offices)

K:\L S S L\Other\Form 6-K\Form 6K.doc

NEWS RELEASE

▶ FOR IMMEDIATE USE: 22 APRIL 2002

SHELL COMPLETES ACQUISITION OF SOLAR ENERGY JOINT VENTURE

Shell Renewables announced today the conclusion of the acquisition of all the shares held by Siemens AG and E.ON Energie AG in the former solar photovoltaic (PV) joint venture Siemens und Shell Solar GmBH. Regulatory approval for closing the transaction has already been received.

Philippe de Renzy-Martin, Executive Vice President of Shell Solar, a Shell Renewables' business, said: "I am delighted that we have concluded this deal today. We now combine state-of-the-art manufacturing facilities in Europe and North America with sales organisations on all continents. We are in a very strong position to build a sustainable, commercially successful PV business."

Shell Solar, which is now the fourth largest PV company in the world, has world-class operations in both research & development and manufacturing, and employs around 1100 people.

The deal reaffirms the Royal Dutch/Shell Group of Companies commitment to new energies - solar, wind, hydrogen and geothermal. The Group announced last year that it would invest US$0.5 billion to US$1 billion over the next five years, subject to ongoing economic review, primarily in solar and wind energy.

Ends

A selection of solar photographs is available.

ENQUIRIES:
Shell International Media Relations **Cerris Tavinor** **+44 (0) 20 7934 3045**

Notes to Editors

Shell Solar

Shell Solar is headquartered in Amsterdam

Shell Solar has PV manufacturing facilities with a total yearly capacity of some 60MW of solar panels:

- Ingot growing and wafers in Vancouver, Washington, US;
- Mono crystalline cells and modules in Camarillo, California, US;.
- Multi crystalline cells and modules in Helmond, the Netherlands, and multi crystalline cells at its factory in Gelsenkirchen, Germany;
- A second cell production line is being planned at Gelsenkirchen and will become operational in 2003.

Shell Solar products are marketed worldwide. The company employs around 1100 people and has access to a global network of professional distributors and sales partners; sales offices are located in the US, Germany, the Netherlands, Singapore, India, Sri Lanka, South Africa and the Philippines

Shell Solar focuses on developing PV solutions for two distinct market segments:

- **Grid Connected Solar Systems** ~ starting from 400watt systems to 1MW and above, depending on individual projects. This activity covers installation, maintenance and financing in areas where an electricity network is present.
- **Off Grid Solar Electrification** ~ bringing solar PV to end-users in remote areas, and solar powered solutions for remote industrial applications. This includes training, maintenance and all other after-sales activities.

The company has access to both mono- and multi crystalline cell technologies (the current main stream solar cell technologies) and to thin film technology (the technology of the future, for which Shell Solar has an operational production line in Camarillo, California).

Shell Solar has supplied solar cells and modules with a peak power of almost 250 MW. This represents around one fifth of total solar power installed worldwide.

Siemens und Shell Solar GmbH

In April 2001 a joint venture company was formed, merging all of Siemens Solar with Shell's solar business in Germany to create Siemens und Shell Solar GmbH. The shareholdings established were 33% Shell, 33% E.On and 34% Siemens.
At that time it was also announced that Shell would contribute all of its remaining solar business before the end of 2002 and that Shell would have the option to become the largest shareholder.
This has now happened, with Shell taking over 100% and renaming the company Shell Solar.

NEWS RELEASE

▶ FOR IMMEDIATE USE: 5 APRIL 2002

Joint Press Release by UNDP and Shell

Issued in Beijing on 5 April 2002

SHELL AND UNDP ENGAGE IN SOCIAL IMPACT ASSESSMENT ALONG THE WEST-EAST PIPELINE ROUTE

The United Nations Development Programme (UNDP) and Shell China Exploration and Production Co. Ltd. have signed an agreement to conduct a social impact assessment for the West East Pipeline project with a view to maximising the economic and social benefits of the communities affected by the pipeline.

Under the agreement, UNDP will lead a consultation programme along the pipeline route to assess the issues, impacts and concerns, including surveys and interviews involving project-affected people, community organisations and other relevant stakeholders. UNDP will be using government organisations, academics and independent international social experts to complete the survey by mid 2002. The findings and conclusions of the Social Impact Assessment will be used to formulate a social investment and development programme for the project, which will be agreed by the project partners and relevant government authorities.

"Infrastructure projects are very important for the development of a country but the difficulty lies in how to strike the right balance between national and local interests. Ensuring that local communities truly benefit from this project is the challenge ahead," said Kerstin Leitner, UNDP Resident Representative in China.

Martin Bradshaw, President of Shell China Exploration and Production Co. Ltd., said: "We are very pleased to form this partnership with UNDP which has a wealth of experience of consultation in China and a track record of success in implementing development programmes for needy communities. We believe they will deliver a credible and transparent consultation programme consistent with China's needs to assist us in meeting our commitments to sustainable development."

More

2001 also saw an increase in the amount of waste sent to landfill in the UK. This was mainly the result of a commitment to clean up the former Shell Haven refinery site in Essex. The soil is being 'recycled' using bioremediation techniques so that up to 80% will be clean enough to be returned to the ground.

The Report highlights a number of new products and initiatives and steps taken to manage the businesses in a sustainable manner.

- Shell Thermo Premium home heating oil has been especially designed to burn more cleanly than standard heating oil, reducing emissions and increasing fuel efficiency.
- Shell Optimax is a new unleaded petrol that burns more cleanly and efficiently in the engine to maximise power and protection.
- New cleaning methods at Shell's Stanlow refinery in Cheshire, have reduced carbon dioxide, sulphur dioxide and particulate emissions.
- The radical Trident offshore platform design could dramatically reduce offshore development costs, and enable the development of more marginal gas fields.
- Shell UK has been named as a foundation member of the UK Emissions Trading Scheme.

The Royal Dutch/Shell Group of Companies has also published the 2001 Parent Company Annual Reports and its fifth Shell Report today providing more evidence than ever before of the Group's structured and measurable commitment to Business Principles and to contributing to sustainable development. The full details can be found at: www.shell.com.

Ends

The Annual Reports, Shell Report and Shell in the UK Report can be found at the following websites: www.shell.com/annualreports; www.shell.com/shellreport; www.shell.com/shellukreport2001.

ENQUIRIES:
Shell International Media Relations **+44 (0) 20 7934 4323/3505**

NEWS RELEASE

▶ FOR IMMEDIATE USE: 12 APRIL 2002

THE SHELL REPORT AND ANNUAL REPORTS PUBLISHED TODAY

The Royal Dutch/Shell Group of Companies publishes the 2001 Parent Company Annual Reports and its fifth Shell Report today. The Shell Report provides more evidence than ever before that the Group is strengthening its business case for sustainable development - providing products the customers want, meeting high environmental and safety standards and acting on strong principles.

Key points from the 2001 independently-verified Shell Report:

- The Shell brand is top or second in motorists' preference in 40 out of 52 major countries surveyed.
- Shell has already cut its greenhouse gases by 10% relative to 1990 - the Kyoto baseline year.
- Best ever-year for safety - incidents have gone down by a third in the last five years.
- Shell maintains its 20-year policy of no political donations.
- Shell is the top-ranked energy company in the Dow Jones Sustainability Index.

"The Shell Report is one of the most visible demonstrations of our ongoing commitment to contribute to sustainable development," said Philip Watts, Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group. "The Shell Report makes it easy for everyone who is interested in Shell to see what we are doing to fulfil that commitment. It also enables us to explain in detail why our commitment to contributing to sustainable development makes good business sense today and will enable Shell to meet society's expectations tomorrow - ensuring our long-term success."

Two-and-a-half million copies of the summary Shell Report in 22 languages are being distributed around the world today, along with the Annual Report.

The Shell Report describes the 'engines' that are driving Shell to improve its performance: the Business Principles, which include the Group's no bribes and no political donations policies; and the seven sustainable development principles: generating robust profitability, delivering value to customers, protecting the environment, managing resources, respecting and safeguarding people, benefiting communities, and working with stakeholders.

More

Some of the 2001 results are:

- Shell achieved its second-highest earnings.
- The Group remains on track towards meeting its target to reduce greenhouse gas emissions to 10% below 1990 levels by the end of 2002. Greenhouse gas emissions rose slightly in 2001 as a result of increased production and the earlier-than-expected gas 'breakthrough' in a Gabon oilfield.
- Progress continues to be made towards diversity targets, including 20% of senior executives being women by 2008.
- Further improvements in the robustness of global assurance processes; in 131 countries Shell's General Business Principles are now explicitly a part of pre-contract discussions with contractors; 100 contracts were terminated due to incompatibility with Shell's principles.

The economic, environmental and social data of the Shell Report are externally verified. A clear system of symbols is used in the Report to describe the way in which this is achieved for particular data.

The Shell in the UK Report 2001 also is published today. It is a biannual report on the performance of Shell's UK businesses with regard to meeting economic, social and environmental targets.

Ends

The Annual Reports, Shell Report and Shell in the UK Report can be found at the following websites: www.shell.com/annualreports; www.shell.com/shellreport; www.shell.com/shellukreport2001.

ENQUIRIES:
Shell International Media Relations **+44 (0) 20 7934 4323/3505**

NEWS RELEASE

▶ EMBARGOED UNTIL: 0001HRS FRIDAY, 12 APRIL 2002

SHELL IN THE UK REPORT 2001 PUBLISHED TODAY

The Shell in the UK Report is published today. It presents case studies from Shell businesses and social investment programmes in the UK, together with verified health, safety and environmental data which illustrate some of the challenges Shell faces in the UK and how these are being addressed. It also highlights the breadth of Shell's activities in the UK and how the businesses live up to the environmental, social and financial aspirations of the Royal Dutch/Shell Group of Companies.

Four things not generally known about Shell and which can be found in more detail in the Report:

- Shell in the UK has invented a special 'cocoon' to protect fishermen and with Applied Plasma Physics has developed a new road surface to cut down dust and particulates in the air.
- Shell produces 23% of the UK's gas and 15% of the UK's oil products like petrol and heating oil.
- Shell is part of a consortium that developed the UK's first offshore wind farm one kilometre off the coast of Blyth in Northumberland.
- As operator Shell invested some £690 million in the North Sea in 2001, representing 20% of the industry total and more than £40 million above Shell's 2000 level.

"This report demonstrates how our UK operations meet the aspirations shared by Shell companies worldwide to act on strong business principles, while aiming to become world leader in energy and petrochemicals," said Clive Mather, Shell UK Chairman. "I'm proud that the creativity, determination and integrity of employees across all our UK businesses continues to drive us forward in these aspirations, and I hope this Report does justice to these qualities."

The report shows that Shell in the UK saw some mixed results in 2001. Performance in health and safety management continued to improve across all UK businesses and there were no fatalities to company or contractor staff.

However Shell's continuing commitment to the future of the North Sea resulted in increased emissions of carbon dioxide and sulphur dioxide from offshore operations as a direct result of successfully opening new fields and needing more energy to maximise recovery from established fields.

More

This assessment is one element of an overall Environmental and Social Impact Assessment (ESIA) being conducted by Shell, as leaders of the consortium currently in discussions with PetroChina Company limited (PetroChina) over possible participation in the West East Pipeline Project. The ESIA is being carried out with the approval of PetroChina, and builds upon the Environmental Impact Assessment commissioned by PetroChina last year.

The planned pipeline, which is about 4,000 kilometres long, passes through eight provinces/autonomous regions and will bring gas from Western China to Shanghai and the east. This is a priority project of the China's 10th Five-Year Plan to develop the energy resources the country needs to sustain economic growth. The project is expected to assist the economic development in the western region, and help reduce pollution and greenhouse gas emissions by replacing coal with gas for energy consumption.

The Shell-led consortium, which comprises Shell, OAO Gazprom, OAO Stroytransgaz and Hong Kong & China Gas Company Limited, signed an Interim Agreement with PetroChina in December 2001 that sets out health, safety, environment and social standards for the project.

Ends

ENQUIRIES:

Shell International Media Relations	**Kate Hill**	**+44 (0) 20 7934 2914**
Shell China Limited	**Nick Wood**	**+86 10 6505 4501 ext. 2020**
UNDP	**Caroline Nath**	**+86 10 6532 2567**

▷ FOR IMMEDIATE USE: 25 APRIL 2002

SHELL CHANGES OPERATIONAL TOLERANCE IN 15-DAY BRENT CONTRACTS TO 1%

Shell UK Limited (Shell) today announced that it is to change with immediate effect the terms under which it will trade Brent Blend Crude Oil on 15-day terms. This change will have the effect of amending its 1990 Agreement for the Sale of Brent Blend Crude Oil on 15-Day Terms (Part 2) to reduce the operational tolerance from 5% to 1% for all January 2003 or later cargoes.

Part 1 of Shell UK's Brent 15-day contracts will now include the following clause:

Operational Tolerance

Where the period of delivery specified above is January 2003 or any time thereafter, the definition of Cargo contained in Clause 1.a.h) of the Brent 15-day terms shall be deleted and replaced by the following:

h) "Cargo" shall mean 500,000 barrels (the "nominal volume") plus or minus 1% in buyer's operational tolerance of Brent blend crude oil of the quality available at the loading terminal at the time of loading. For the avoidance of doubt, a cargo may comprise one or more parcels of oil made available through the Brent system, or one or more parcels of oil made available through the Ninian system, or a combination of one or more parcels made available through the Brent system and one or more parcels made available through the Ninian system.

The cargo size of the Brent 15-day forward contract is 500,000 barrels. The buyer presently has the right to nominate between 475,000 and 525,000 bbls. This change to 1% will reduce the nomination to a volume between 495,000 and 505,000 bbls.

It is Shell's belief that this reduction in operational tolerance from 5% to 1% will encourage liquidity and increase transparency in the Brent market.

Ends

ENQUIRIES:

Shell International Media Relations **Justin Everard** **+44 (0) 20 7934 3277**

RESULTS

1st Quarter 2002

FIRST QUARTER	$ million 2002	2001	%
Net Income	**2,262**	3,890	*-42*
Estimated current cost of supplies (CCS) adjustment	*185*	*(116)*	
CCS earnings	**2,077**	4,006	*-48*
Special credits/(charges)	*84*	*151*	
ADJUSTED CCS EARNINGS	**1,993**	3,855	*-48*
Return on Average Capital Employed	**15.7%**	20.7%	

- The Group continued to demonstrate the robust profitability of its portfolio, delivering a very competitive $2 billion of earnings in the quarter, despite the difficult business environment.
- The Group's adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) of $1,993 million were 48% lower than the record results last year. The effects of lower hydrocarbon prices and a poor refining, marketing and chemicals environment more than offset the benefits of the continuing cost focus and higher upstream production.
- On an adjusted CCS basis, Royal Dutch earnings per share were €0.65 ($0.57 per share), a decline compared to last year of 44% (47% in $ per share), and Shell Transport earnings per share were 5.7p, a decrease of 46%.
- The Return on Average Capital Employed (ROACE) on a CCS earnings basis for the twelve months to March 31, 2002 was 15.7%.
- Cash offers were made for the shares of Enterprise Oil plc (Enterprise), a UK based exploration and production company, and the shares of US based Pennzoil-Quaker State Company (Pennzoil), the largest independent lubricants company in the world.
- Exploration and Production adjusted earnings of $1,455 million were down from $2,847 million a year ago. The reduction mainly reflected significantly lower hydrocarbon prices. Hydrocarbon production increased to over four million barrels of oil equivalent a day.
- Gas & Power adjusted earnings were $216 million compared with the $355 million achieved a year ago. The lower earnings mainly reflected lower prices for liquefied natural gas (LNG) and poor gas trading results in the USA.

A report by Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

- Oil Products adjusted CCS earnings were $441 million compared with $958 million a year ago. Earnings were lower in both refining and marketing reflecting the very weak business environment, but were supported by the portfolio and brand strength, and by a continuing delivery of reduced costs.

- Chemicals adjusted earnings of $75 million were 42% higher than a year ago as higher volumes and cost savings more than offset lower unit margins.
- Capital investment for the quarter totalled $4.6 billion, up 68% from a year ago. The increase was primarily due to the acquisition of additional interests in the downstream joint ventures in the USA. Excluding this acquisition and the Fletcher transaction in first quarter 2001, underlying capital investment was some 50% up year on year, in line with plan.
- At the end of the quarter the debt ratio was 9.4%; cash, cash equivalents and short-term securities amounted to $4.2 billion. Cash flow from operating activities was $3.2 billion.

Commentary


$/bbl
Crude Oil Prices
Brent Price
WTI
36
34
32
30
28
26
24
22
20
18
16
2001 Q1
2001 Q2
2001 Q3
2001 Q4
2002 Q1

Brent crude prices averaged $21.15 a barrel in the first quarter compared to $25.80 a barrel a year ago, while WTI crude averaged $21.55 a barrel compared to $28.75 a year ago. Crude prices were stable early in the quarter as production cuts by major petroleum exporting countries were balanced by low demand caused by record warm weather and moderate economic growth. Prices rose towards the end of the quarter as tensions in the Middle East escalated. The outlook for oil prices is dependent on the speed of economic recovery in the USA and on developments in the Middle East.

In the USA, Henry Hub natural gas prices averaged $2.45 per million Btu, a steep decline from the $6.75 per million Btu averaged in the first quarter of 2001. High stock levels, a consequence of the warm winter, contributed to the weak prices. Upward price pressure began to appear at the end of the quarter and into April as expectations strengthened of a recovery in demand later in the year.


$/bbl
Refining margins
WTS USGC coking
Rotterdam
Singapore
10
9
8
7
6
5
4
3
2
1
0
2001Q1
2001 Q2
2001 Q3
2001 Q4
2002 Q1

Weak demand put refining margins under severe pressure in all markets. In Rotterdam, refining margins averaged a record low of just $0.05 a barrel compared to $2.20 a barrel in the same period last year while in the USA, Gulf Coast margins averaged $2.65 a barrel compared to $7.05 a barrel a year ago. In Asia-Pacific, margins continued to be depressed by over-capacity. The Singapore margin averaged $0.30 a barrel for the quarter compared to $0.75 a barrel a year earlier. Global refining margins should improve from the low point of the first quarter over the course of the year, but the pace of the improvement will depend on the strength of the global economic recovery.



$/t
Cracker margins
500
400
300
200
100
0
US Ethane
W Europe Naphtha
2001 Q1
2001 Q2
2001 Q3
2001 Q4
2002 Q1

Chemicals trading conditions in the quarter continued to be very challenging and chemical industry plant utilisation remained at very low levels. However, the quarter finished stronger than it started, with margins beginning to improve in some of the chemicals derivatives businesses. Conditions were particularly difficult in the lower olefins businesses where margins were weak in both Europe and the USA. In particular in the USA, chemical crackers using liquid feedstocks continued to be disadvantaged relative to crackers using ethane feedstocks. By the end of the quarter this situation began to improve.

Portfolio development, in line with the direction set out in the Group's presentations to the financial community in December 2001 (www.shell.com/investor), continues in all areas of the business. This is intended to grow the value of the business whilst maintaining robust profitability, and is supported by a clear focus on cost improvement and capital discipline.

In Exploration and Production, a recommended cash offer of 725 pence per share was made for the entire share capital of Enterprise, (valuing the total equity at approximately $5.0 billion), plus assumption of Enterprise outstanding debt (approximately $1.2 billion at the end of 2001). The assets of Enterprise have a strong complementary fit with Shell in the North Sea and provide growth opportunities elsewhere. The application of Shell's cost leadership and technical expertise to these assets is expected to deliver annual pre-tax cash synergies of some $300 million. The offer is subject to relevant regulatory approvals. Shell acquired some 29% of Enterprise shares in April 2002 for a consideration of around $1.5 billion. A final investment decision was taken on the Goldeneye development in the UK. During the quarter, an additional 10% interest in the Draugen field in Norway was acquired bringing Shell's share in the field to 26.2%. In Nigeria, the first appraisal well confirmed the importance of the Bonga South West field, for which development studies have commenced.

In Gas & Power, the go ahead was given for the expansion of the Nigeria LNG plant, in which Shell has a 26% interest, through the construction of two additional processing trains. These are due on stream in 2005 and will bring the total capacity of the facility to 17 million tonnes a year of LNG. The gas that will be utilised by the expansion will be supplied by the upstream joint ventures of the plant's shareholders; Shell's upstream joint venture will supply 53% of the requirement. A proposal to develop an LNG import terminal on the west coast of Mexico was announced. It is expected to come on stream in 2006 and to have a capacity of 1.3 billion cubic feet a day of natural gas that will contribute to meeting the growing energy needs of Mexico and the United States. LNG will be sourced from projects in the Asia-Pacific area to supply the terminal. In the USA, the sale was completed by InterGen (a joint venture with Bechtel) of Tejas Gas, a subsidiary that owns a pipeline system in Texas.

In Oil Products, all necessary regulatory approvals were received for the acquisition by Shell and Saudi Refining Inc. (SRI) of Texaco's interests in Equilon and Motiva, the downstream joint ventures in the USA. Shell is now the sole owner of Equilon, which has been merged into Shell Oil Products US; Motiva is a 50:50 joint venture with SRI, to which Shell will be delivering services on a commercial basis. The downstream business in the USA is being further strengthened by the acquisition of Pennzoil following a $22 per share cash offer (valuing the total equity at approximately $1.8 billion), plus assumption of Pennzoil outstanding debt (approximately $1.1 billion at the end of 2001). The combination will make Shell a leader in the US and global lubricants markets. This transaction is subject to Pennzoil shareholder and regulatory approvals and is expected to be completed in the second half of the year. The sale of a 25% interest in Shell's marketing businesses in South Africa to the Thebe Investment Corporation was completed. This sale is a positive response to the South African Government's Black Economic Empowerment initiative.

In Renewables, the acquisition of partners' interests in the solar photovoltaic (PV) business, Siemens und Shell Solar GmbH, was completed giving Shell a 100% interest. Shell's solar PV business is now known as Shell Solar, and is the world's fourth largest solar PV company.

Royal Dutch and Shell Transport recommenced their buyback programmes with the purchase of 1.5 million shares in Royal Dutch and 7.4 million shares in Shell Transport for a total consideration of $127 million. A further $214 million of shares were purchased to underpin the employee share option schemes.

Earnings by industry segment

Exploration and Production

FIRST QUARTER	$ million		
	2002	2001	%
Segment earnings	**1,570**	2,847	***-45***
Special credits/(charges)	***115***	-	
Adjusted segment earnings	**1,455**	2,847	***-49***
Crude oil production (thousand b/d)	**2,199**	2,248	***-2***
Natural gas production available for sale (million scf/d)	**10,456**	9,916	***+5***

Adjusted first quarter earnings of $1,455 million, were 49% lower than a year ago mainly due to significantly lower hydrocarbon prices (oil and gas realisations declined by 23% and 42% respectively) and higher depreciation. The results benefited from hydrocarbon production of over four million barrels of oil equivalent a day.

The 1% improvement in total hydrocarbon production comprised a 5% increase in gas production and a 2% decline in oil production. Gas production benefited from the acquisition of Fletcher Challenge Energy at the end of the first quarter in 2001 and from new fields in the USA. These increases were partly offset by the effects of the generally warmer weather in Europe, normal declines in the USA and lower demand, mainly in the UK.

Oil production benefited from new fields in the USA, the UK, the Middle East and the Philippines and also from the acquisition of Fletcher Challenge Energy. However these were more than offset by lower OPEC production quotas in Abu Dhabi and Nigeria (equivalent to some sixty thousand barrels of oil per day), normal field declines, mainly in the USA, the UK, Gabon and Australia and by field performance. Hydrocarbon production was impacted by some ninety thousand barrels of oil equivalent a day due to down time at the Brutus and Auger platforms in the Gulf of Mexico.

Brutus is expected to resume production and Auger to return to normal production levels in the course of the second quarter. Production facilities performed well elsewhere in the Gulf of Mexico and a quarterly production record was set at the Ursa platform.

Capital investment was $1.8 billion for the quarter and included exploration expense of $0.2 billion. Excluding the Fletcher acquisition, capital investment was 36% higher than in the corresponding period last year. This higher spending reflected investment in major growth projects such as the Athabasca Oil Sands in Canada, the offshore developments of Na Kika in the USA, Bonga and EA in Nigeria, and Goldeneye in the UK and the acquisition of the additional interest in Draugen in Norway.

Segment earnings of $1,570 million included special credits of $115 million. This mainly related to the grant of manufacturing and marketing rights of expandable tubular technology, reflecting Shell's strategy to commercialise its proprietary technologies.

Gas & Power

FIRST QUARTER	$ million		
	2002	2001	%
Segment earnings	**254**	355	***-28***
Special credits/(charges)	***38***	-	
Adjusted segment earnings	**216**	355	***-39***
Global equity LNG sales volume (million tonnes)	**2.44**	2.36	***+3***

Adjusted earnings for the quarter were $216 million compared to $355 million a year ago. The decrease was primarily due to lower liquefied natural gas (LNG) prices that were 21% below those realised in the first quarter last year. LNG volumes were 3% higher at a record level of 2.44 million tonnes mainly reflecting higher throughput at the LNG plant in Oman. Results in the USA were weaker mainly due to natural gas trading losses.

The segment earnings of $254 million included a special credit of $38 million from the sale of the gas pipeline system in Texas.

Oil Products

FIRST QUARTER	$ million		
	2002	2001	%
Segment earnings	**361**	958	***-62***
Special credits/(charges)	***(80)***	-	
Adjusted segment earnings	**441**	958	***-54***
Refinery intake (thousand b/d)	**4,187**	3,394	*+23*
Oil product sales (thousand b/d)	**7,226**	6,095	*+19*

First quarter earnings on an adjusted CCS basis of $441 million were 54% below those in the same period last year. Earnings were lower in both refining and marketing. The results for this quarter included the consolidation of the joint venture with RWE-DEA in Germany, and in the USA the consolidation of Equilon (now 100% owned), together with an increased equity share of the earnings of Motiva (now 50% owned). Good progress is being made in the restructuring and integration activities in the USA and Germany.

Outside the USA, adjusted CCS earnings for the quarter were $439 million compared to $946 million a year ago. Refining earnings declined sharply due to the lower industry margins in both Rotterdam and Singapore. Overall refinery intake was 12% higher reflecting commencement of the joint venture with RWE-DEA in Germany, partly offset by lower intakes in Asia-Pacific as a consequence of weaker refining margins. Unit refining expenses were lower than a year ago. Marketing earnings also declined reflecting the impact of regulatory mechanisms in a number of countries, the economic situation in Argentina and rising supply costs as the quarter progressed. Unit marketing costs were lower than a year earlier. Total inland sales volumes rose 8%, principally because of the inclusion of sales by the new German joint venture. This earnings performance in such difficult conditions reflects the overall resilience of the portfolio, its geographic reach and the advantages of the network strength in the global businesses.

In the USA, adjusted earnings were $2 million compared to $12 million a year ago. There was a sharp decline in earnings from refining as industry margins on both the US West and Gulf Coasts fell significantly and were only partly offset by higher utilisation and lower refinery expenses. Refinery intake rose by 75% reflecting the increase in Shell's equity ownership in Equilon and Motiva and higher capacity at Deer Park relative to a year ago. Excluding the changes to equity ownership, the increase was 12%. Marketing earnings also fell due to lower gasoline margins but these were mostly offset by lower marketing costs.

Global segment earnings of $361 million included special charges totalling $80 million. This comprised $31 million related to restructuring and implementation costs within the DEA joint venture in Germany, $26 million related to asset impairment and divestments in Asia-Pacific and Europe and $23 million for environmental remediation expenses in the USA.

Chemicals

FIRST QUARTER	$ million		
	2002	2001	%
Segment earnings	**75**	204	*-63*
Special credits/(charges)	**-**	*151*	
Adjusted segment earnings	**75**	53	*+42*

Adjusted earnings for the first quarter were $75 million compared with $53 million in the same period last year reflecting an increase in volumes and progress in reducing costs. Plant utilisation continued at a relatively weak level reflecting the industry conditions. Unit margins remained very low with weak cracker margins in both Europe and the USA a major contributor. In the USA, the relatively unfavourable economics of cracking liquid feedstocks used by Shell continued compared to the more commonly used ethane feedstocks. There was, however, margin improvement in some businesses, notably polypropylene, higher olefins and detergent intermediates.

Other industry segments

FIRST QUARTER	$ million	
	2002	2001
Segment earnings	**(41)**	(54)
Special credits/(charges)	**-**	-
Adjusted segment earnings	**(41)**	(54)

Adjusted results for the quarter were an improvement of $13 million compared to a year ago. The losses reflect planned ongoing spend to establish new growth areas. The customer oriented products and services of three of these growth businesses, Shell Consumer, Shell Capital and Shell Internet Works, have been reorganised into one business, Shell Consumer. The Wind business, part of Renewables, moved into profit this quarter.

Corporate

FIRST QUARTER	$ million	
	2002	2001
Segment earnings	**(174)**	(173)
Special credits/(charges)	-	-
Adjusted segment earnings	**(174)**	(173)

Adjusted first quarter results were essentially unchanged from a year ago. The benefits of lower tax charges were offset by increased net interest expense due to lower cash balances.

Note

The results shown for the first quarter are unaudited.

Quarterly results are expected to be announced on August 1 for the second quarter and October 31 for the third quarter of 2002. The 2002 interim dividends are expected to be announced on August 1.

May 2, 2002

Statement of income

	\$ million			
	Q1 2002	Q4 2001	Q1 2001	% *
Sales proceeds	**50,269**	40,394	47,827	*+5*
Sales taxes, excise duties and similar levies	**12,694**	10,669	10,800	
Net proceeds	**37,575**	29,725	37,027	*+1*
Cost of sales	**31,461**	24,585	28,630	
Gross profit	**6,114**	5,140	8,397	*-27*
Selling, distribution and administrative expenses	**2,434**	2,754	2,023	
Exploration	**175**	344	162	
Research and development	**86**	150	55	
Operating profit of Group companies	**3,419**	1,892	6,157	*-44*
Share of operating profit of associated companies	**681**	38	943	
Operating profit	**4,100**	1,930	7,100	*-42*
Interest and other income	**184**	183	304	
Interest expense	**241**	246	305	
Currency exchange gains/(losses)	**(30)**	(32)	11	
Income before taxation	**4,013**	1,835	7,110	*-44*
Taxation	**1,744**	896	3,096	
Income after taxation	**2,269**	939	4,014	*-43*
Minority interests	7	39	124	
NET INCOME	**2,262**	900	3,890	*-42*

* Q1 on Q1 change

Earnings by industry segment

	$ million			
	Q1 2002	Q4 2001	Q1 2001	% *
Exploration and Production:				
World outside USA	**1,206**	993	1,945	*-38*
USA	**364**	244	902	*-60*
	1,570	1,237	2,847	*-45*
Gas & Power:				
World outside USA	**256**	168	297	*-14*
USA	**(2)**	15	58	-
	254	183	355	*-28*
Oil Products:				
World outside USA	**382**	530	946	*-60*
USA	**(21)**	(245)	12	-
	361	285	958	*-62*
Chemicals:				
World outside USA	**95**	67	276	*-66*
USA	**(20)**	(165)	(72)	-
	75	(98)	204	*-63*
Other industry segments	**(41)**	(102)	(54)	
TOTAL OPERATING SEGMENTS	**2,219**	1,505	4,310	*-49*
Corporate:				
Interest income/(expense)	**(115)**	(63)	(36)	
Currency exchange gains/(losses)	**(7)**	17	13	
Other - including taxation	**(52)**	3	(150)	
	(174)	(43)	(173)	
Minority interests	**32**	(69)	(131)	
CCS EARNINGS	**2,077**	1,393	4,006	*-48*
CCS adjustment	**185**	(493)	(116)	
NET INCOME	**2,262**	900	3,890	*-42*

* Q1 on Q1 change

Summarised statement of assets and liabilities

	$ million		
	Mar 31 2002	Dec 31 2001	Mar 31 2001
Fixed assets:			
Tangible fixed assets	**60,050**	51,370	47,160
Intangible fixed assets	**1,216**	939	970
Investments	**19,951**	21,040	21,693
	81,217	73,349	69,823
Other long-term assets	**7,980**	7,716	7,126
Current assets:			
Inventories	**8,582**	6,341	7,399
Accounts receivable	**21,052**	17,467	21,901
Short-term securities	**1**	-	-
Cash and cash equivalents	**4,221**	6,670	11,681
	33,856	30,478	40,981
Current liabilities:			
Short-term debt	**4,397**	3,988	3,165
Accounts payable and accrued liabilities	**21,401**	18,884	21,143
Taxes payable	**6,203**	4,494	6,927
Dividends payable to Parent Companies	**5,715**	6,101	4,869
	37,716	33,467	36,104
Net current assets/(liabilities)	**(3,860)**	(2,989)	4,877
Total assets less current liabilities	**85,337**	78,076	81,826
Long-term liabilities:			
Long-term debt	**2,197**	1,832	3,993
Other	**5,605**	4,515	4,245
	7,802	6,347	8,238
Provisions:			
Deferred taxation	**8,210**	7,146	7,317
Other	**5,812**	4,946	4,665
	14,022	12,092	11,982
Minority interests	**5,156**	3,477	2,935
NET ASSETS	**58,357**	56,160	58,671

Summarised statement of cash flows (Note 3)

	$ million		
	Q1 2002	Q4 2001	Q1 2001
CASH FLOW PROVIDED BY OPERATING ACTIVITIES:			
Net income	**2,262**	900	3,890
Depreciation, depletion and amortisation	**1,750**	1,671	1,410
(Profit)/loss on sale of assets	**(162)**	1	(64)
Decrease/(increase) in net working capital	**(768)**	1,175	(428)
Associated companies:			
dividends more/(less) than net income	**(46)**	583	(189)
Deferred taxation and other provisions	**13**	(541)	130
Other	**162**	382	(60)
Cash flow provided by operating activities	**3,211**	4,171	4,689
CASH FLOW USED IN INVESTING ACTIVITIES:			
Capital expenditure	**(4,081)**	(3,649)	(2,246)
Proceeds from sale of assets	**235**	178	636
Net investments in associated companies	**(265)**	(273)	71
Movement in other investments	**(81)**	38	(459)
Cash flow used in investing activities	**(4,192)**	(3,706)	(1,998)
CASH FLOW PROVIDED BY/(USED IN) FINANCING ACTIVITIES:			
Net increase/(decrease) in long-term debt	**(1,920)**	(338)	(396)
Net increase/(decrease) in short-term debt	**633**	(177)	209
Change in minority interests	**386**	(17)	(3)
Dividends paid to:			
Parent Companies	**(296)**	-	(1,538)
Minority interests	**(73)**	(69)	(29)
Cash flow provided by/(used in) financing activities	**(1,270)**	(601)	(1,757)
Parent Companies' shares held by Group companies	**(185)**	(117)	(424)
Currency translation differences relating to cash and cash equivalents	**(13)**	(62)	(260)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,449)**	(315)	250

Operational data

	Q1 2002	Q4 2001	Q1 2001	% *
CRUDE OIL PRODUCTION		thousand b/d		
Europe	**552**	558	576	
Other Eastern Hemisphere	**1,120**	1,161	1,163	
USA	**417**	432	405	
Other Western Hemisphere	**110**	108	104	
	2,199	2,259	2,248	-2
NATURAL GAS PRODUCTION AVAILABLE FOR SALE		million scf/d **		
Europe	**4,572**	4,234	4,905	
Other Eastern Hemisphere	**3,625**	3,160	2,767	
USA	**1,567**	1,608	1,589	
Other Western Hemisphere	**692**	687	655	
	10,456	9,689	9,916	+5
		million scm/d ***		
Europe	**129**	120	139	
Other Eastern Hemisphere	**103**	89	78	
USA	**44**	46	45	
Other Western Hemisphere	**20**	19	19	
	296	274	281	+5
LIQUEFIED NATURAL GAS (LNG)		million tonnes		
Global equity LNG sales volume	**2.44**	2.34	2.36	+3
Realised Oil Prices		$/bbl		
WOUSA	**19.50**	18.60	24.98	
USA	**17.74**	18.03	24.24	
Global	**19.21**	18.51	24.88	
Realised Gas Prices		$/thousand scf		
WOUSA	**2.10**	2.12	2.72	
USA	**2.36**	2.41	7.67	
Global	**2.14**	2.17	3.66	

* Q1 on Q1 change
** scf/d = standard cubic feet per day
*** scm/d = standard cubic metres per day

Operational data (continued)

	Q1 2002	Q4 2001	Q1 2001	% *
	thousand b/d			
REFINERY PROCESSING INTAKE**				
Europe	**1,801**	1,303	1,337	
Other Eastern Hemisphere	**942**	1,023	1,055	
USA	**1,084**	663	620	
Other Western Hemisphere	**360**	352	382	
	4,187	3,341	3,394	*+23*
OIL SALES**				
Gasolines	**2,685**	2,082	2,074	
Kerosines	**701**	654	674	
Gas/Diesel oils	**2,305**	2,033	1,938	
Fuel oil	**752**	697	753	
Other products	**783**	774	656	
Total oil products***	**7,226**	6,240	6,095	*+19*
Crude oil	**4,811**	4,689	4,111	
Total oil sales	**12,037**	10,929	10,206	*+18*
***comprising				
Europe	**2,191**	1,848	1,888	
Other Eastern Hemisphere	**1,256**	1,290	1,209	
USA	**2,108**	1,348	1,236	
Other Western Hemisphere	**759**	789	800	
Export sales	**912**	965	962	
CHEMICAL SALES - NET PROCEEDS *****	$ million			
Europe	**810**	853	1,022	
Other Eastern Hemisphere	**384**	406	392	
USA	**1,038**	993	1,433	
Other Western Hemisphere	**84**	63	77	
	2,316	2,315	2,924	*-21*

* Q1 on Q1 change

**2002 numbers include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva volumes. The 2001 numbers have been presented to include the ownership interest in the volumes prevailing at that time. Details of this and other updates to Oil Products volume reporting can be found on Shell's website at www.shell.com/investor.

****Excluding proceeds from chemical trading activities

Capital investment

	Q1 2002	Q4 2001	Q1 2001
	$ million		
Capital expenditure:			
Exploration and Production:			
World outside USA	**1,248**	1,503	1,701
USA	**341**	823	247
	1,589	2,326	1,948
Gas & Power:			
World outside USA	**65**	103	20
USA	**1**	6	3
	66	109	23
Oil Products:			
Refining:			
World outside USA	**46**	165	46
USA (including pipelines)	**1,290**	2	-
	1,336	167	46
Marketing:			
World outside USA	**206**	623	87
USA	**599**	-	-
	805	623	87
Chemicals:			
World outside USA	**56**	70	25
USA	**66**	145	88
	122	215	113
Other segments	**163**	209	29
TOTAL CAPITAL EXPENDITURE	**4,081**	3,649	2,246
Exploration expense:			
World outside USA	**95**	220	128
USA	**73**	85	35
	168	305	163
New equity investments in associated companies:			
World outside USA	**38**	180	16
USA	**184**	103	87
	222	283	103
New loans to associated companies	**160**	122	52
Other investments	-	-	200
TOTAL CAPITAL INVESTMENT*	**4,631**	4,359	2,764
*comprising			
Exploration and Production	**1,759**	2,640	2,284
Gas & Power	**83**	310	128
Oil Products	**2,332**	808	153
Chemicals	**134**	269	117
Other segments	**163**	210	30
New loans to associated companies	**160**	122	52
	4,631	4,359	2,764

Special items (Note 4)

	$ million		
credits/(charges)	**Q1 2002**	Q4 2001	Q1 2001
Exploration and Production:			
World outside USA			
Asset disposals/impairment	**14**	-	-
USA			
Asset disposals/impairment	**101**	-	-
	115	-	-
Gas & Power:			
USA			
Asset disposals/impairment	**38**	11	-
	38	11	-
Oil Products:			
World outside USA			
Restructuring and redundancy	**(31)**	(18)	-
Asset disposals/impairment	**(26)**	(13)	-
USA			
Restructuring and redundancy	**-**	(219)	-
Other	**(23)**	(50)	-
	(80)	(300)	-
Chemicals:			
World outside USA			
Asset disposals/impairment	**-**	(21)	151
Other	**-**	(15)	-
USA			
Asset disposals/impairment	**-**	(31)	-
Other	**-**	(64)	-
	-	(131)	151
Other industry segments:			
Restructuring and redundancy	**-**	(22)	-
Asset disposals/impairment	**-**	(74)	-
	-	(96)	-
Minority interests:			
Asset disposals/impairment	**11**	-	-
	11	-	-
SPECIAL ITEMS	**84**	(516)	151

Adjusted CCS earnings by industry segment

	$ million			
	Q1 2002	Q4 2001	Q1 2001	% *
Exploration and Production:				
World outside USA	**1,192**	993	1,945	*-39*
USA	**263**	244	902	*-71*
	1,455	1,237	2,847	*-49*
Gas & Power:				
World outside USA	**256**	168	297	*-14*
USA	**(40)**	4	58	-
	216	172	355	*-39*
Oil Products:				
World outside USA	**439**	561	946	*-54*
USA	**2**	24	12	*-83*
	441	585	958	*-54*
Chemicals:				
World outside USA	**95**	103	125	*-24*
USA	**(20)**	(70)	(72)	-
	75	33	53	*+42*
Other industry segments	**(41)**	(6)	(54)	
TOTAL OPERATING SEGMENTS	**2,146**	2,021	4,159	*-48*
Corporate:				
Interest income/(expense)	**(115)**	(63)	(36)	
Currency exchange gains/(losses)	**(7)**	17	13	
Other - including taxation	**(52)**	3	(150)	
	(174)	(43)	(173)	
Minority interests	**21**	(69)	(131)	
ADJUSTED CCS EARNINGS	**1,993**	1,909	3,855	*-48*

* Q1 on Q1 change

Proforma earnings per share (Note 5)

	Q1 2002	Q4 2001	Q1 2001
ROYAL DUTCH			
Net income per share (€)	**0.74**	0.29	1.18
Net income per share ($)	**0.65**	0.26	1.09
CCS earnings per share ($)	**0.59**	0.40	1.12
Adjusted CCS earnings per share (€)	**0.65**	0.61	1.17
Adjusted CCS earnings per share ($)	**0.57**	0.55	1.08
SHELL TRANSPORT			
Net income per share (pence)	**6.5**	2.6	10.7
Net income per ADR ($)	**0.56**	0.22	0.94
CCS earnings per ADR ($)	**0.51**	0.34	0.97
Adjusted CCS earnings per share (pence)	**5.7**	5.4	10.6
Adjusted CCS earnings per ADR ($)	**0.49**	0.47	0.93

Notes

NOTE 1. Accounting policies

The Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2001 Annual Reports and Accounts on pages 50 to 52.

US accounting standard FAS 142 (Goodwill and Other Intangible Assets) requires that goodwill, and other intangibles with an indefinite life, will no longer be amortised but instead tested for impairment. This standard is effective for the Group from the first quarter, 2002 and adoption has not had a significant effect.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

NOTE 3. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 4. Special items

Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings.

NOTE 5. Proforma earnings per share

Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2001 Annual Reports and Accounts in Note 1 on page 50). For the purposes of these proforma calculations, Group CCS earnings and adjusted CCS earnings are also shared in the proportion 60:40.

For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. A resolution was passed at the General Meeting of Royal Dutch shareholders on May 17, 2001 to authorise the cancellation of Royal Dutch shares bought as part of this programme; for the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

Earnings per share calculations are based on the following weighted average number of shares:

	Q1 2002	Q4 2001	Q1 2001
Royal Dutch shares of N.fl. 1.25 (millions)	2,100.6	2,101.4	2,140.0
Shell Transport shares of 25p (millions)	9,744.4	9,748.6	9,923.8

Shares at the end of the following periods are:

	Q1 2002	Q4 2001	Q1 2001
Royal Dutch shares of N.fl. 1.25 (millions)	2,099.9	2,101.4	2,129.7
Shell Transport shares of 25p (millions)	9,741.2	9,748.6	9,877.3

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By ____________________

(Assistant Company Secretary)

Date 7 May 2002

K:\L S S L\Other\Form 6-K\6K Signatures.doc